UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No.14)*

Yardville National Bancorp (Name of Issuer)
Common Stock (Title of Class of Securities)
98502114 (CUSIP Number)
Lawrence B. Seidman, 100 Misty Lane, Parsippany, NJ 07054 (973) 952-0405 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 5, 2007 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This statement on Schedule 13 D which was filed on July 29, 2004, Amendment No.1 was filed on February 15, 2005, Amendment No.2 was filed on May 4, 2005, Amendment No.3 was filed on May 11, 2005, Amendment No.4 was filed on June 17, 2005, Amendment No.
 5 was filed on August 16, 2005, Amendment No. 6 was filed on November 10, 2005, Amendment No. 7 was filed on November 30, 2005,
 Amendment No. 8 was filed on February 24, 2006, Amendment No. 9 was filed on March 10, 2006, Amendment No. 10 was filed on
 June 5, 2006, Amendment No. 11 was filed on June 23, 2006, Amendment No. 12 was filed on January 29, 2007, and Amendment No. 13 was filed on February 2, 2007 on behalf of Seidman and Associates, L.L.C (“SAL”), Seidman Investment Partnership, L.P. (“SIP”),
 Seidman Investment Partnership II, L.P. (“SIPII”), Broad Park Investors, L.L.C (“Broad Park”), Federal Holdings, L.L.C. (“Federal”),
 Lawrence Seidman (“Seidman”), Patrick Robinson (“Robinson”), Harold Schechter (“Schechter”) and Dennis Pollack (“Pollack”)
 collectively, the (“Reporting Persons”) with respect to the Reporting Persons’ beneficial ownership of shares of Common stock (“the
 Shares”) of Yardville National Bancorp (YANB), a  New Jersey corporation, is hereby amended as set forth below: Such statement on
 Schedule 13D is hereinafter referred to as the “Schedule 13D”. Terms used herein which are defined in the Schedule 13D shall have their respective meanings set forth in the Schedule 13D.

 Item 4. Purpose of Transaction

On February 5, 2007, Lawrence B. Seidman sent a letter to Patrick M. Ryan, President and Chief Executive Officer of YANB.  On February 5, 2007, Peter R. Bray sent a separate letter to Joseph Crawford, Esq., counsel to YANB.
These letters, in their entirety, are attached hereto as Exhibit A.

Item 5. Interest in Securities of the Issuer.
(a)(b)(c)  As of the close of business on February 5, 2006, the Reporting Persons owned beneficially an aggregate of 993,435 shares of Common Stock which constituted approximately 8.75% of the 11,350,000 shares of Common Stock outstanding as of December 31, 2006 as disclosed in the Issuer's earnings press release dated January 30, 2007.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 6, 2007

By:	/s/ Lawrence B. Seidman Power of Attorney pursuant to Joint Agreement dated July 26, 2004

/s/ Harold Schechter

/s/ Patrick A. Robinson

                                                        Exhibit A

LAWRENCE B. SEIDMAN
100 Misty Lane
Parsippany, NJ 07054
(973) 952-0405
(973)781-0876 fax
February 5, 2007

Via facsimile (609) 584-9711 and Federal Express
Patrick M. Ryan, President/CEO
Yardville National Bancorp
2465 Kuser Rd.
Hamilton, NJ 08690

Dear Pat:

As you are aware, the members of the Yardville National Bancorp (“YANB”) Board of Directors were found to have breached their fiduciary duty by a New Jersey Superior Court Judge in connection with the litigation that I am prosecuting.

I have received information that a significant number of relatives of Directors and senior management are employed by YANB or its primary banking subsidiary (the “Bank”.)

First, I was aware that your son, Patrick L. Ryan, is employed as Senior Vice President and Strategic Planning Corporate Development and Emerging Markets Manager of the Bank. I have been informed that another son is employed by the investment banking firm recently hired by YANB.

Second, I am informed that Mr. Destribats’ (Chairman of the Board of YANB and the Bank) son, Anthony J. Destribats, Esq., is a lawyer employed by Pepper Hamilton, LLP, a law firm that is receiving significant legal fees from YANB.

Third, I have been told that at least three (3) additional relatives of YANB Directors and senior management are employed at YANB.

Please confirm whether the information I recounted above is correct.

Please notify me in writing as to the number, and positions held, by every relative (by blood or marriage) of any YANB Director or senior management officer. Also, please provide me with the name of each Company doing business with YANB or the Bank that employs any relatives (by blood or marriage) of a YANB Board Member or senior management.

Also, please provide me with any YANB or Bank policy statement relating to nepotism. If no policy statement exists, please confirm this fact.

In conclusion, I hope that the above described employment status of certain relatives will not interfere with the fiduciary duties you and every Board member owes to all the YANB shareholders.

Your prompt response is requested.

Very truly yours,

                                /s/ LAWRENCE B. SEIDMAN

LBS:jb

BRAY, CHIOCCA & MILLER, L.L.C.
ATTORNEYS AT LAW
LANIDEX EXECUTIVE CENTER
100 MISTY LANE
PARSIPPANY, NEW JERSEY  07054-2710

(973) 739-9600
FAX (973) 739-9696

PETER R. BRAY
RANDAL C. CHIOCCA                                                                            Counsel @bcmnjlaw.com
RICHARD I. MILLER

GEOFFREY T. BRAY

February 5, 2007

Via Facsimile

Joseph Crawford, Esq.
Pepper Hamilton
3000 Two Logan Square
Philadelphia, PA 19103

Re: Lawrence B. Seidman - Yardville National Bancorp

Dear Mr. Crawford:

We write to you in your capacity as counsel to Yardville National Bancorp (“YNB”). We write on behalf of Lawrence B. Seidman and the entities affiliated with him who are shareholders of YNB.

YNB announced that its Directors have fixed August 16, 2007 for the 2007 Annual Meeting of Shareholders. This delay in the scheduling of the Annual Meeting is improper and violates the requirements of the New Jersey Business Corporation Act. (Specifically, N.J.S.A. 14A:5-2)

The 2006 Annual Meeting was conducted on May 3, 2006. The Statute, therefore, mandates that the Annual Meeting for 2007 be convened no later than June 4, 2007.

Please provide us with written confirmation that the 2007 Annual Meeting will be re-scheduled for a date no later than June 4, 2007. Otherwise, we shall pursue the summary judicial remedies established in the Statute.

Very truly yours,

/s/ PETER R. BRAY

PRB:blw
cc: Lawrence B. Seidman